UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

Table of Contents

Items:

1.	Other news

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

OTHER NEWS

Subject: Postal Ballot – Scrutinizer’s Report

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

This has reference to our earlier letter dated April 12, 2024 in respect of Postal Ballot Notice dated April 5, 2024.

In this regard, please find enclosed Scrutinizer’s Report dated May 15, 2024 (the Report) issued pursuant to the applicable provisions of the Companies Act, 2013 and rules made thereunder. Based on the Report, we confirm that all the resolutions as contained in the Postal Ballot Notice were passed by the Members with requisite majority.

The voting results in the format prescribed under Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 will be submitted in XBRL mode. The same is also being uploaded on the website of the Bank and can be accessed at https://www.icicibank.com/about-us/voting-result.

You are requested to please take the above on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

VINOD KOTHARI & COMPANY

Practicing Company Secretaries

403-406, 175 Shreyas Chambers, D. N. Road, Fort

Mumbai-400 001, India

Phone: +91 – 22 - 22614021 | 22 - 62370959

Email: corplaw@vinodkothari.com

Web: www.vinodkothari.com

To,

The Chairman,

ICICI Bank Limited,

ICICI Bank Tower,

Near Chakli Circle,

Old Padra Road,

Vadodara, Gujarat, 390007

Sub: Scrutinizer’s Report on the Results of Postal Ballot through electronic voting (e-voting) process

Dear Sir,

1.	I, Vinita Nair, Senior Partner of Vinod Kothari & Company, Practicing Company Secretaries, (Membership No.: FCS 10559/C.P. No.: 11902) have been appointed as the Scrutinizer by the Board of Directors of ICICI Bank Limited (“the Bank”) on April 5, 2024 for the purpose of scrutinizing the Postal Ballot remote e-voting process, pursuant to the Notice dated April 5, 2024, issued under Section 110 and other applicable provisions, if any, of the Companies Act, 2013 (the “Act”) (including any statutory modification(s) or re-enactment(s) thereof for the time being in force) read with Rule 20 and Rule 22 of the Companies (Management and Administration) Rules, 2014 (“Rules”), as amended from time to time, read with General Circular No. 14/2020 dated April 8, 2020; General Circular No. 17/2020 dated April 13, 2020 and other relevant circulars, including General Circular No. 9/2023 dated September 25, 2023 and other circulars issued by the Ministry of Corporate Affairs (“MCA”) (hereinafter collectively referred to as (“MCA Circulars”) and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“Listing Regulations”) (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force), to transact the following special business as contained in the Notice of Postal Ballot.

2.	In terms of Regulation 44 of the Listing Regulations and pursuant to Section 108 of the Act read with Rule 20 of the Rules in connection with all resolutions proposed in the Notice, the Bank has availed services of National Securities Depository Limited (“NSDL”) and provided the remote e-voting facility to the equity shareholders of the Bank.

3.	In terms of the MCA Circulars, the Notice dated April 5, 2024 along with statement setting out material facts under Section 102 of the Act in respect of the resolutions mentioned in the Notice, as confirmed by the Bank, was sent via email only to the Members whose e-mail addresses were available with the Bank/ Registrar & Share Transfer Agent/Depositories as on Monday, April 8, 2024 (“Cut-off Date”).

4.	The shareholders of the Bank holding shares as on the Cut-off Date were entitled to vote on the resolutions as contained in the Notice. The remote e-voting period commenced on Monday, April 15, 2024 at 9:00 a.m. (IST) and ended on Tuesday, May 14, 2024 at 05:00 p.m. (IST) and the NSDL e-voting module was disabled thereafter. The votes cast under the remote e-voting facility were thereafter unblocked in the presence of two witnesses, viz., Ms. Aisha Begum Ansari and Mr. Avinash Shetty, being Senior Manager and Manager of Vinod Kothari & Company, Practicing Company Secretaries. These witnesses are not in the employment of the Bank.

Kolkata: 1006 – 1009, Krishna Building, 224, A.J.C. Bose Road, Kolkata – 700 017

Delhi: Nukleus, 501 & 501A, 5th Floor, Salcon Rasvilas, District Centre, Saket, Delhi-110 017

Bengaluru: 4, Union Street, Infantry Rd, Shivaji Nagar, Bengaluru, Karnataka 560001

Continuation Sheet

5.	I have scrutinized and reviewed the votes cast through remote e-voting based on the data downloaded from the NSDL e-voting system and have maintained a register in which necessary entries have been made in accordance with the Rules, as amended.

6.	The management of the Bank is responsible to ensure compliance with the requirements of the Act, Rules and the MCA Circulars and the Listing Regulations relating to remote e-voting on the Resolutions contained in the Notice.

7.	My responsibility as the Scrutinizer was restricted to scrutinize the Postal Ballot remote e-voting process, in a fair and transparent manner and to prepare a Scrutinizer's Report of the votes cast “IN FAVOR” and “AGAINST” the resolutions stated in the Notice, based on the reports generated from the NSDL e-voting system.

8.	For those Members whose email IDs were not available, a Public Notice with regard to the Bank's Postal Ballot Notice was published on Saturday, April 13, 2024 in Business Standard (all editions), Financial Express (all editions), Indian Express (Baroda edition) and Vadodara Samachar, providing requisite information for registering email IDs and for queries pertaining to remote e-voting.

9.	The voting rights in respect of equity shares transferred to Investor Education and Protection Fund and Unclaimed Shares Suspense Account are frozen. However, the voting rights on equity shares lying in the Suspense Escrow Account are not frozen, pursuant to the SEBI Circular dated December 18, 2023. Hence, the votes cast by such shareholders, if any, have been considered while computing the voting results.

10.	Holders of American Depository Receipts (“ADRs”) do not have voting rights. In accordance with the approval of Ministry of Finance, Department of Economic Affairs accorded vide letter dated September 6, 1999, the Depository Agreement dated March 31, 2000 was executed by the Bank with Deutsche Bank Trust Company Americas (“DBTCA”) wherein it has been provided that the voting rights on ADRs will be exercised in accordance with directions of the Bank’s Board of Directors. The votes cast by DBTCA have been considered while computing the voting results.

11.	I, now submit my Scrutinizer Report on the results of the Postal Ballot through remote e-voting process in respect of:

Sr. No.	Type	Description of Resolution
1.	Special	Appointment of Mr. Pradeep Kumar Sinha (DIN: 00145126) as an Independent Director with effect from February 17, 2024.
2.	Ordinary	Compensation payable to Mr. Pradeep Kumar Sinha (DIN: 00145126) as Non-Executive Part-time Chairman with effect from July 1, 2024 or the date of approval from Reserve Bank of India, whichever is later.
3.	Ordinary	Revision in compensation in the form of fixed remuneration payable to the Non-Executive Directors (other than part-time Chairman and the Director nominated by the Government of India).
4.	Ordinary	Revision in fixed remuneration of Mr. Girish Chandra Chaturvedi (DIN: 00110996), Non-Executive (Part-time) Chairman.
5.	Ordinary	Appointment of Mr. Ajay Kumar Gupta (DIN: 07580795) as a Director and Whole-time Director (designated as Executive Director) with effect from March 15, 2024 and payment of remuneration to him.

Continuation Sheet

Resolution No. 1: Special Resolution

Appointment of Mr. Pradeep Kumar Sinha (DIN: 00145126) as an Independent Director with effect from February 17, 2024

(i)	Voted in favour of the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
9174	5,98,46,53,128	99.7066

(ii)	Voted against the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
498	1,76,08,644	0.2934

(iii)	Invalid votes:

Number of members voted	Number of votes declared invalid
-	-

Resolution No. 2: Ordinary Resolution

Compensation payable to Mr. Pradeep Kumar Sinha (DIN: 00145126) as Non-Executive Part-time Chairman with effect from July 1, 2024 or the date of approval from Reserve Bank of India, whichever is later

(i)	Voted in favour of the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
8974	5,99,64,73,643	99.9566

(ii)	Voted against the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
643	26,02,668	0.0434

(iii)	Invalid votes:

Number of members voted	Number of votes declared invalid
-	-

Continuation Sheet

Resolution No. 3: Ordinary Resolution

Revision in compensation in the form of fixed remuneration payable to the Non-Executive Directors (other than part-time Chairman and the Director nominated by the Government of India)

(i)	Voted in favour of the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
8896	5,99,46,05,996	99.9151

(ii)	Voted against the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
702	50,91,187	0.0849

(iii)	Invalid votes:

Number of members voted	Number of votes declared invalid
-	-

Resolution No. 4: Ordinary Resolution

Revision in fixed remuneration of Mr. Girish Chandra Chaturvedi (DIN: 00110996), Non-Executive (Part-time) Chairman

(i)	Voted in favour of the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
8899	5,99,93,42,389	99.9941

(ii)	Voted against the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
697	3,54,787	0.0059

(iii)	Invalid votes:

Number of members voted	Number of votes declared invalid
-	-

Continuation Sheet

Resolution No. 5: Ordinary Resolution

Appointment of Mr. Ajay Kumar Gupta (DIN: 07580795) as a Director and Whole-time Director (designated as Executive Director) with effect from March 15, 2024 and payment of remuneration to him

(i)	Voted in favour of the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
9064	5,94,05,75,833	99.0189

(ii)	Voted against the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
548	5,88,59,686	0.9811

(iii)	Invalid votes:

Number of members voted	Number of votes declared invalid
-	-

12.	Figures have been taken upto four decimal places.

13.	In view of the above scrutiny, I hereby certify that all the above Resolutions have been passed with requisite majority on May 14, 2024.

14.	The electronic data and all other relevant records relating to voting by electronic means are under my safe custody and will be handed over after the Chairman considers, approves and signs the minutes of the Postal Ballot, to Ms. Prachiti Lalingkar, Company Secretary, for safe keeping.

Mumbai, May 15, 2024	For Vinod Kothari & Company Practicing Company Secretaries Firm Registration No.: P1996WB042300 /s/ Vinita Nair Ms. Vinita Nair Senior Partner FCS: 10559, COP: 11902 UDIN: F010559F000374659

Countersigned by:

/s/ Prachiti Lalingkar

Prachiti Lalingkar

Company Secretary

ICICI Bank Limited

ACS: 20744

Mumbai, May 15, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	May 15, 2024	By:	/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Assistant General Manager

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India